Exhibit (a)(5)(E)

H. Lundbeck A/S Ottiliavej 9 DK-2500 Valby, Copenhagen CVR number: 56759913	Tel +45 36 30 13 11 Fax+45 36 43 82 62	E-mail investor@ www.lundbeck.com lundbeck.com

Corporate Release

Lundbeck commences tender offer for all outstanding shares of Chelsea Therapeutics

•	Tender offer consistent with terms announced on 8 May 2014

Valby, Denmark, 23 May 2014 - H. Lundbeck A/S (Lundbeck) today announced that it has commenced a tender offer to purchase all outstanding shares of Chelsea Therapeutics International, Ltd. (NYSE: CHTP) (Chelsea) for USD 6.44 per share in cash and CVRs that may pay up to an additional USD 1.50 per share upon achievement of certain sales milestones. The tender offer is being made by Charlie Acquisition Corp, a wholly-owned indirect subsidiary of Lundbeck, pursuant to the previously announced merger agreement between the companies.

The tender offer period will expire at 12:00 midnight (New York City time) on 20 June 2014, unless otherwise extended.

Lundbeck intends to acquire any shares of Chelsea not tendered into the tender offer through a merger for the same per share consideration as will be payable in the tender offer. The merger will be effected as soon as possible after the closing of the tender offer.

The tender offer and merger are subject to the satisfaction or waiver of customary conditions, including, among others, that at least a majority of the outstanding shares, as determined on a fully-diluted basis, are validly tendered and not validly withdrawn and that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or otherwise been terminated.

Lundbeck will file today with the U.S. Securities and Exchange Commission (“SEC”) a Tender Offer (TO) Statement on Schedule TO which sets forth in detail the terms of the tender offer. Additionally, Chelsea will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that includes the unanimous recommendation of Chelsea’s board of directors that Chelsea stockholders accept the tender offer and tender their Chelsea shares.

Financial guidance

If closed, this acquisition of Chelsea will impact Lundbeck’s financial guidance for 2014, as also previously announced on 8 May 2014.

While the transaction is not expected to have a material positive impact on revenue in 2014, it is expected to be dilutive to both cash flow and EBIT for the year, and cash flow accretive in 2015. The expected impact on Lundbeck’s profitability in 2014 will depend on the timing of the closing of the transaction. However, on a pro forma basis assuming the transaction is closed on 1 July 2014, Lundbeck expects to incur costs of approximately DKK 500 million in incremental costs related to the acquisition of Chelsea. Approximately half of the costs are related to amortization expenses.

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Financial forecast 2014

DKK billion	2013 actual	“Old” 2014 forecast	Potential revision of 2014 forecast
Revenue	15.3	~13.5	~13.5
EBIT	1.6	0.5-1.0	0-0.5

Core EBIT	2.3	1.2-1.7	0.9-1.4

Important information

This press release is for informational purposes only, and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Chelsea’s common stock. Lundbeck will file today a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Chelsea will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. Chelsea’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Chelsea’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Chelsea will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, or by directing a request to the information agent by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th floor, New York, New York 10022 or by calling (877) 687-1875 (stockholders call toll free) or (212) 750-5833 (banks and brokers call collect).

Computershare Trust Company, N.A., is acting as depositary for the tender offer. Moelis & Company LLC is acting as the dealer manager for the tender offer and Cravath, Swaine & Moore LLP is acting as legal counsel to Lundbeck.

Lundbeck contacts

Investors:	Media:

Palle Holm Olesen	Mads Kronborg
Vice President, Investor Relations	Director, Media Relations
PALO@lundbeck.com	MAVK@lundbeck.com
+45 36 43 24 26	+45 36 43 30 00

Jens Høyer
Specialist, Investor Relations
JSHR@lundbeck.com
+45 36 43 33 86

About Lundbeck

H. Lundbeck A/S (LUN.CO, LUN DC, HLUYY) is a global pharmaceutical company specialized in brain diseases. For more than 50 years, we have been at the forefront of research within neuroscience. Our development and distribution of pioneering treatments continues to make a difference to people living with brain diseases. Our key areas of focus are alcohol dependence, Alzheimer’s disease, depression/ anxiety, epilepsy, Huntington’s disease, Parkinson’s disease, schizophrenia and stroke.

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Our approximately 6,000 employees in 57 countries are engaged in the entire value chain throughout research, development, production, marketing and sales, and are committed to improving the quality of life of people living with brain diseases. Our pipeline consists of several late-stage development programs and our products are available in more 100 countries. We have research centers in China, Denmark and the United States, and production facilities in China, Denmark, France, Italy and Mexico. Lundbeck generated revenue of DKK 15.3 billion in 2013 (EUR 2.0 billion; USD 2.7 billion).

Lundbeck’s shares are listed on the stock exchange in Copenhagen under the symbol ”LUN”. Lundbeck has a sponsored Level 1 ADR program listed in the US (OTC) under the symbol ”HLUYY”. For additional information, we encourage you to visit our corporate site www.lundbeck.com.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses, the possibility that the transaction may not be consummated or that the expected benefits of the transaction may not materialize as expected, Lundbeck's and Chelsea's ability to timely complete the transaction, if at all, or to, prior to the completion of the transaction, if at all, satisfy all closing conditions, the possibility that the merger agreement may be terminated, and the impact of the current economic environment and fluctuations in operating results. Lundbeck undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

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